Exhibit 99.1

safe-t group Ltd.

Notice of ANNUAL and Extraordinary General Meeting of shareholders

Notice is hereby given that an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) of Safe-T Group Ltd. (“Safe-T” or the “Company”) will be held at the Company’s offices, at 8 Abba Eban Blvd., Herzliya, Israel, on September 26, 2019, at 3:30 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760 – 2000.

The agenda of the Meeting:

1.	Reappointment of PwC Israel, Certified Public Accountants, as the independent auditor of the Company for the year ending December 31, 2019, and until the next annual general meeting of the shareholders of the Company, and authorization of the Board of Directors of the Company to determine their remuneration.

2.	Reappointment of six members of the Board of Directors of the Company.

3.	Adoption of the amended and restated articles of association of the Company; or in the event such amended and restated articles of association are not adopted, amendment of the current articles of association of the Company.

4.	A reverse share split of the Company’s Ordinary Shares by a ratio of up to 20:1, to be effective at the ratio and on a date to be determined by the Board of Directors.

5.	Amendment to the Company’s compensation policy.

6.	Amendment of the Company’s customary letter of exemption and indemnity and grant of the amended letter of exemption and indemnity to the Company’s directors and office holders.

7.	Presentation of the Company’s financial statements and annual report for the year ended December 31, 2018.

The Board of Directors unanimously recommends that you vote in favor of all the proposals, which are described in the attached proxy statement.

Shareholders of record at the close of business on August 26, 2019 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the proxy statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the ordinary shares, no par value, of the Company (the “Ordinary Shares”) represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than September 26, 2019, at 11:30 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than September 26, 2019, at 11:30 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760 – 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their voting instruction form.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760 - 2000. Detailed voting instructions are provided in the proxy statement.

Sincerely,

Chen Katz

Chairman of the Board of Directors

August 21, 2019

SAFE-T GROUP LTD.

HERZLIYA, ISRAEL

PROXY STATEMENT

ANNUAL and EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 26, 2019

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Safe-T Group Ltd. (the “Company”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on September 26, 2019, at 3:30 p.m. Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than 25% (twenty five percent) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until October 2, 2019, at 3:30 p.m. Israel time. If a quorum is not present at the adjourned meeting, one shareholder present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), each of Proposals No. 1 through 4 and 6 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”). The vote for re-appointing each of the directors as set forth in Proposal No. 2 shall be made separately.

Proposal No. 5 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company. In connection with Proposal No. 5, the Companies Law allows the board of directors of a company to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

Item 7 will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Shai Avnit, at 8 Abba Eban Blvd., Herzliya, Israel. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/. Position Statements should be submitted to the Company no later than September 16, 2019. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

PROPOSAL 1

To Re-appoint PwC Israel, Certified Public Accountants, as the independent auditor of the Company

Under the Companies Law, the appointment of independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of PwC Israel, Certified Public Accountants (“PwC Israel”), as the independent auditor of the Company for the year ending December 31, 2019, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of PwC Israel as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to PwC Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2018.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint PwC Israel as the independent auditor of the Company for the year ending December 31, 2019, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

to Re-appoint SIX members of the Board of Directors of the Company

Our Board of Directors is currently comprised of eight directors – Chen Katz (Chairman), Amir Mizhar (also serves as President and Chief Software Architect), Shachar Daniel (also serves as the Company’s Chief Executive Officer), Yehuda Halfon (external director), Moshe Tal (external director), Noa Matzliach, Eylon Geda and Lior Vider (independent director, as classified under the Companies Law). Each of Messrs. Halfon, Tal and Vider qualify as an independent director under the Nasdaq Stock Market rules.

On May 23, 2019, Messrs. Halfon and Tal were appointed by the general meeting to serve as external directors of the Company for a three-year term (second term for Mr. Halfon and first term for Mr. Tal).

It is proposed to re-appoint Messrs. Katz, Mizhar, Daniel, Geda, Vider and Ms. Matzliach as members of the Board of Directors of the Company to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s articles of association or unless otherwise provided in the Company’s articles of association. Each director nominee has certified to us that he or she complies with all requirements under the Companies Law for serving as a director.

In their capacity as members of the Company’s Board of Directors, the re-appointed directors, other than Messrs. Katz, Daniel and Mizhar, shall be entitled to following fees: (i) an annual fee of NIS 30,000 and (ii) an attendance fee of NIS 1,500 per meeting, which amounts are less than the maximum amounts set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000. Messrs. Katz’s and Mizhar’s compensation was approved by the Company’s shareholders on May 23, 2019. Mr. Daniel’s compensation was approved by the Company’s shareholders on May 8, 2016.

In addition, in their capacity as members of the Company’s Board of Directors, the re-appointed directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements, as are currently in effect for the Company’s officers and directors (and if Proposals No. 4-6 below are approved, shall be granted amended indemnification letters); all of which are in accordance with the Current Articles as well as the Amended Articles (each as defined herein) and the Company’s compensation policy.

On August 13, 2019, the Company’s Board of Directors determined that (a) each of Messrs. Halfon, Tal and Vider qualifies as an independent director under the Nasdaq Stock Market rules; and (b) each of Mr. Daniel, Mr. Geda, Mr. Vider and Ms. Matzliach possesses “financial and accounting expertise” under the Companies Law and regulations promulgated thereunder. On August 13, 2019, the Company’s Audit Committee has determined that Mr. Vider continues to qualify as an independent director under the Companies Law. A brief biography of each nominee is set forth below

Mr. Chen Katz has served as our Chairman of the Board of Directors since January 2019. Since 2006, Mr. Katz has been the chief executive officer of TechnoPlus Ventures Ltd. (TASE: TNPV), an Israeli investment firm. Mr. Katz currently sits on the board of Nanomed Technologies Ltd. and Nicast Ltd., where he serves as the chairman, Aminach Furniture and Mattresses Industry Ltd., CompuLap Ltd., and RapiDx Ltd. From 2010 to 2018, Mr. Katz served on the board of directors of D-Led Illumination Technologies Ltd. Mr. Katz is a member of the Israel Bar Association. Mr. Katz holds a European Master-in-Law and Economics (EMLE) from the Complutense University of Madrid and an LL.B. from the University of Haifa.

Mr. Shachar Daniel is one of our co-founders and has served as our Chief Executive Officer and director since June 2016. Mr. Daniel has also served as the Chief Executive Officer of our subsidiary, Safe-T Data A.R Ltd. (the “Subsidiary”) since May 2015 and as a director of our other wholly owned subsidiary, NetNut Ltd. since June 2019. Prior to serving as the Chief Executive Officer of our Subsidiary, he served as the Subsidiary’s Chief Operating Officer from November 2013. Mr. Daniel has more than 10 years of experience in various managerial roles in operations and project management. From 2012 to 2013, he served as head of program at PrimeSense Ltd., which was acquired by Apple Inc. for $360 million in November 2013. Prior to that, and from 2009 to 2012, he was head of operations project managers at Logic Industries Ltd., and from 2004 to 2009, he was a project manager at Elbit Systems Ltd. (Nasdaq/TASE: ESLT). Mr. Daniel holds a B.Sc. in Industrial Engineering from the Holon Institute of Technology, Israel and an M.B.A. from the College of Management Academic Studies, Israel and an executive post M.B.A. from the Hebrew University.

Mr. Amir Mizhar is one of our co-founders and has served as our Chief Software Architect since February 2013, on our Board of Directors since June 2016 and as our President since January 2019. Mr. Mizhar served as our Chairman of the Board of Directors from June 2016 to January 2019 and as the chairman of the board of directors of our Subsidiary since January 2013, and of Safe-T USA Inc. since March 2015. From February 2013 until May 2015, Mr. Mizhar also served as the Chief Executive Officer of our Subsidiary. In 2006, Mr. Mizhar founded eTouchware 2005 Inc., and served as its chief software architect until 2013. Mr. Mizhar also founded M-Technologies in 2000 and served as its chief executive officer from 2000 to 2006, where he led the vision and creation of online collaboration tools, and online merchandising systems for retail markets. Mr. Mizhar began developing commercial software programs at the age of 13 and is an expert ethical hacker. Mr. Mizhar holds multiple patents in the area of data transfer over communication networks. Mr. Mizhar leads our vision, research and development operations.

Mr. Eylon Geda has served on our Board of Directors since June 2016. Mr. Geda is the founder of Beta Capital Management, a Tel Aviv based consultancy catering to the financial needs of high net worth clients. Prior to founding Beta Capital Management in 2008, Mr. Geda held various positions as a Financial Analyst and Head of Security Research at Israel’s leading pension plan and asset management firms, including Ilanot Batucha Investment House from 1996 to 2001, Clal Finance Batucha Investment Management from 2001 to 2004 and Harel Insurance from 2004 to 2008. Mr. Geda holds a M.Sc. (cum laude) in Finance and Accounting and a B.A. (cum laude) in Economics and Management Studies from Tel Aviv University.

Mr. Lior Vider has served on our Board of Directors since March 2016. Mr. Vider has over 15 years of experience in managing financial portfolios and investments. Since 2010, Mr. Vider has served as a senior investment portfolio manager at Epsilon Investment House Ltd. From 2007 to 2010, Mr. Vider served as the Chief Investment Manager at Impact Investment Management Ltd., a Union Bank company. From 2006 to 2007, Mr. Vider served as chairman of the board and member of the investment committee for Rakia Capital Markets, and from 2003 to 2006 as manager of financial desk and trader in trust funds for Ilanot Discount. Mr. Vider is also the founder of sponser.co.il, a financial portal specializing in services for investors. Mr. Vider has served as an external director of EndyMed Medical Ltd. (TASE: ENDY) since 2016 and as an independent director of both Apollo Power Ltd. (TASE: APLP) and Chiron Refineries Ltd. (TASE: CHR) since 2017 and 2019, respectively. He is also an occasional contributor to various Israeli publications on topics regarding capital markets and other economic issues. Mr. Vider holds a B.A. (cum laude) in Industrial Engineering and Management from the Shenkar College in Israel and is also a certified Investment Portfolio Manager by the Israeli Securities Authority.

Ms. Noa Matzliach has served on our Board of Directors since March 2019. Since August 2018, Ms. Matzliach has served as Director of Finance at Nextage Ltd., a leading financial services firm specializing in the high-tech business, providing financial services to several high-tech and start-up companies. From 2011 to 2018, Ms. Matzliach served as Controller and Chief Financial Officer at TechnoPlus Ventures Ltd., an Israeli investment company publicly traded on the Tel Aviv Stock Exchange (TNVP). From 2010 to 2011, Ms. Matzliach served as a Controller at Automotive Equipment and Vehicles (2004) Ltd. From 2005 to 2010, Ms. Matzliach served as a Manager in the Assurance Services Department at Ernst & Young Israel (Kost Forer Gabbay and Kasierer). Ms. Matzliach holds a B.A. in Accounting, Economics and Management and an M.B.A. with a major in Financial Management, both from Tel Aviv University. Ms. Matzliach is a certified public accountant and is a member of the Institute of Certified Public Accountants in Israel.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to re-appoint Mr. Chen Katz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or, if Proposal No. 3 is approved, until his term expires in accordance with his class.”

2.	“RESOLVED, to re-appoint Mr. Amir Mizhar as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or, if Proposal No. 3 is approved, until his term expires in accordance with his class.”

3.	“RESOLVED, to re-appoint Mr. Shachar Daniel as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or, if Proposal No. 3 is approved, until his term expires in accordance with his class.”

4.	“RESOLVED, to re-appoint Mr. Eylon Geda as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or, if Proposal No. 3 is approved, until his term expires in accordance with his class.”

5.	“RESOLVED, to re-appoint Mr. Lior Vider as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or, if Proposal No. 3 is approved, until his term expires in accordance with his class.”

6.	“RESOLVED, to re-appoint Ms. Noa Matzliach as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or, if Proposal No. 3 is approved, until her term expires in accordance with her class.”

The approval of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

PROPOSAL 3

To adopt an amended and restated Articles of Association

Our current Articles of Association (in Hebrew) were approved by our shareholders on May 8, 2016 (the “Current Articles”). On May 23, 2019, the Company’s shareholders approved the increase of the Company’s registered share capital and the amendment of the Current Articles to reflect such increase.

On August 13, 2019, our Board of Directors approved, and recommended to our shareholders to approve, to replace the Current Articles with an amended and restated articles of association, in the form attached hereto as Exhibit A (the “Amended Articles”).

The main changes in the Amended Articles in comparison to the Current Articles are as follows:

Quorum

According to the Amended Articles, two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least 15% (instead of 25% in the Current Articles) of the voting power of the Company, shall constitute a quorum of general meetings of our shareholders.

Our Board of Directors believes that given the Company’s ownership structure and the participation rates in recent shareholders meetings, the proposed decrease of the required quorum of general meetings is necessary and reasonable.

Staggered Board of Directors

The Amended Articles provide for a split of the Board of Directors into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors (other than external directors) following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2020 and thereafter, each year the term of office of only one class of directors will expire. Our Board of Directors believes that given the current status of the Company and its current cash position, it is important to ensure that the Board of Directors has the tools to promote the interests of the Company and its shareholders in the long-term. Furthermore, the implementation of the staggered board could delay the ability of shareholders to change the membership of a majority of our board of directors.

If approved at the Meeting, our directors (other than external directors), if elected and re-elected, as applicable, will be divided among the three classes as follows:

Mr. Eylon Geda and Mr. Lior Vider, if re-appointed as set forth in Proposal No. 2 herein, will be each classified as a Class I director and their respective terms will expire at our annual general meeting of shareholders to be held in 2020;

Mr. Shachar Daniel and Mrs. Noa Matzliach, if re-appointed as set forth in Proposal No. 2 herein, will be each classified as a Class II director and their respective terms will expire at our annual general meeting of shareholders to be held in 2021; and

Mr. Chen Katz and Mr. Amir Mizhar, if re-appointed as set forth in Proposal No. 2 herein, will be each classified as a Class III director and their respective terms will expire at our annual general meeting of shareholders to be held in 2022.

Further, according to the Amended Articles, amending the provisions included therein and related to the staggered Board of Directors mechanism will require an affirmative vote of 65% of the voting power represented at a general meeting and voting thereon, provided that such majority constitutes more than 50% of the Company’s then issued and outstanding share capital.

In the event the aforesaid proposal is not adopted at the Meeting, the members of the Board of Directors as set forth herein will hold office until the close of the next annual general meeting of the Company.

Composition of the Board of Directors

According to the Amended Articles, our Board of Directors shall be comprised of not less than three (3) and not more than twelve (12) directors, including external directors. Amending this provision will require an affirmative vote of 65% of the voting power represented at a general meeting and voting thereon, provided that such majority constitutes more than 50% of the Company’s then issued and outstanding share capital.

Limitation on Indemnification of Office Holders

The Amended Articles provide that the maximum amount of indemnification payable by the Company to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of 25% of the Company’s shareholders equity as reflected in the Company’s most recent audited or reviewed financial statements, as the case may be, as of the date of actual payment of indemnification (the “Company’s Equity”), and $5,000,000.

In addition to the major changes described above, the Amended Articles include other non-material amendments in comparison to the Current Articles, mainly due to the Current Articles being originally in Hebrew.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to adopt the Amended Articles, in the form attached as Exhibit A to the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 3A

In the event Proposal No. 3 for adoption of the Amended Articles is not approved, the shareholders of the Company are requested to adopt the following resolution to amend our Current Articles only in order to change the limitation on indemnification of office holders as provided above:

“RESOLVED, in the event Proposal No. 3 for adoption of the Amended Articles is not approved, to amend the Current Articles such that the maximum amount of indemnification payable by the Company to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of 25% of the Company’s Equity and $5,000,000, as set forth in Proposal No. 3 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

To APPROVE A REVERSE SPLIT OF THE COMPANY’S ORDINARY SHARES

Due to the decrease in the share price of the Company’s Ordinary Shares, the Company’s Board of Directors believes that a reverse share split of our Ordinary Shares is advisable in order to make the Company’s Ordinary Shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public.

Therefore, it is proposed to approve a reverse split of the Company’s issued and outstanding Ordinary Shares by a ratio of up to 20:1 (the “Reverse Split”), and amend our Amended Articles to effect such Reverse Split, or, in the event the Proposal No. 3 for adoption of the Amended Articles is not approved, to amend our Current Articles to effect such Reverse Split. If the Reverse Split is approved by our shareholders, then the Board of Directors will have the authority to decide on the ratio of the Reverse Split and the date to implement the Reverse Split, or effect no Reverse Split at all. Following such determination by our Board of Directors, we will issue a press release announcing the effective date of the Reverse Split.

The Reverse Split would be effected simultaneously for all of the Company’s Ordinary Shares, and the exchange ratio would be the same for all Ordinary Shares. The Reverse Split would affect all of our shareholders uniformly and would not affect any shareholder’s percentage ownership interests in the Company, relative voting rights or other rights. Ordinary Shares issued pursuant to the Reverse Split would remain fully paid and non-assessable.

If the Reverse Split is implemented, the number of authorized as well as the issued and outstanding Ordinary Shares would be reduced in accordance with the Reverse Split ratio. In addition, if the Reverse Split is implemented, the exercise price and the number of Ordinary Shares issuable pursuant to outstanding options and warrants will be adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares issuable pursuant to the Safe-T Group Global Equity Plan shall be appropriately adjusted.

In the event that the Reverse Split results in shareholders having fractional shares, the treatment of such fractional shares shall be coordinated with the Tel Aviv Stock Exchange, in accordance with its rules and instructions, and in accordance with the Company’s articles of association.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to affect the Reverse Split for their beneficial holders holding our Ordinary Shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

The Board of Directors has determined that no adjustment will be made to the number of Ordinary Shares underlying each ADS, and each ADS will continue to represent 40 of our Ordinary Shares. However, the Board of Directors may decide to further adjust the Ordinary Shares per ADS ratio in connection with the Reverse Split or otherwise.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a reverse share split of the Company’s Ordinary Shares by a ratio of up to 20:1, to be effective at the ratio and on a date to be determined by the Board of Directors, and to amend our Amended Articles to effect such Reverse Split, or, in the event the Proposal No. 3 for adoption of the Amended Articles is not approved, to amend the Current Articles accordingly, as set forth in the Proposal No. 4 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 5

TO AMEND THE COMPANY’S COMPENSATION POLICY

As required by the Companies Law, we maintain a compensation policy which provides a framework for terms of office and employment of our executive officers and directors, including an undertaking to indemnify or indemnification. Our current compensation policy became effective on August 8, 2017, following its approval by our shareholders (the “Compensation Policy”).

Pursuant to the Companies Law, the Compensation Policy must be reviewed from time to time by our compensation committee and Board of Directors, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company. Our Compensation Policy currently caps the indemnity amounts payable to our office holders to 25% of the Company’s Equity. Considering the continuous decrease in the Company’s Equity and the Company’s need to provide its office holders with a reasonable indemnity coverage, our compensation committee and the Board of Directors propose to amend the Compensation Policy such that the maximum amount of indemnification payable by the Company to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of 25% of the Company’s Equity and $5,000,000.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to amend the Company’s Compensation Policy, as detailed in Proposal No. 5 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 6

TO AMEND AND RESTATE the Company’s customary letter of EXEMPTION AND INDEMNITY and to grant the amended letter of EXEMPTION AND INDEMNITY to the Company’s directors and office holders

As provided in Proposal No. 5 above, under the Companies Law, the Current Articles and the Compensation Policy, the Company may, under certain limitations, undertake to indemnify an office holder of the Company with respect to the liabilities and expenses imposed on or incurred by such office holder due to an act performed or omitted by him or her in the capacity as an office holder of the Company.

Accordingly, on May 8, 2016, the Company’s shareholders approved, inter alia, a form of a customary letter of exemption and indemnity (the “Current Indemnity Letter”) and the granting of the Current Indemnity Letter to the Company’s directors and other office holders who will serve with the Company from time to time.

The Current Indemnity Letter includes limitations on indemnity of directors and other office holders, as described in Proposal No. 5 above.

On August 13, 2019, the Company’s Board of Directors approved and recommended that the Company’s shareholders approve an amendment to the Current Indemnity Letter such that the maximum amount of indemnification payable by the Company to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of 25% of the Company’s Equity and $5,000,000 (the “Amended Indemnity Letter”), and to grant the Amended Indemnity Letter to the Company’s directors and other office holders currently in office, as well as those who will serve with the Company from time to time.

A copy of the Amended Indemnity Letter is attached hereto as Exhibit B.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, subject to approval of the Proposals No. 3 or 3a and 5 above, to approve the Amended Indemnity Letter, in the form attached as Exhibit B to the Proxy Statement, and to grant the Amended Indemnity Letter to the Company’s directors and office holders currently in the office, as well as those who will serve with the Company from time to time.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

ITEM 7

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2018

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2018, to the Company’s shareholders. Our financial statements and annual report for the year ended December 31, 2018, filed on Form 20-F with the SEC on March 26, 2019, are available on the SEC’s website at the following address:

https://www.sec.gov/Archives/edgar/data/1725332/000121390019004821/f20f2018_safetgroup.htm and on the Israel Securities Authority distribution website at the following address:

https://www.magna.isa.gov.il/details.aspx?id=018&reference=2019-02-025113#?id=018&reference=2019-02-025113

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2018.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 8 Abba Eban Blvd., Building A, 1st floor, Herzliya 4672526, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED AUGUST 21, 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST 21, 2019, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Safe-T Group Ltd.

Chen Katz, Chairman of the Board of Directors

SAFE-T GROUP LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Shachar Daniel, Chief Executive Officer and Director, Mr. Shai Avnit, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Safe-T Group Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 8 Abba Eban Blvd., Building A, 1st floor, Herzliya 4672526, Israel, on September 26, 2019, at 3:30 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SAFE-T GROUP LTD.

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: September 26, 2019

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint PwC Israel, Certified Public Accountants, as the independent auditor of the Company for the year ending December 31, 2019, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

2.	To adopt the following resolutions:

2.1.	To re-appoint Mr. Chen Katz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or, if Proposal No. 3 is approved, until his term expires in accordance with his class.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

2.2.	To re-appoint Mr. Amir Mizhar as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or, if Proposal No. 3 is approved, until his term expires in accordance with his class.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

2.3.	To re-appoint Mr. Shachar Daniel as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or, if Proposal No. 3 is approved, until his term expires in accordance with his class.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

2.4.	To re-appoint Mr. Eylon Geda as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or, if Proposal No. 3 is approved, until his term expires in accordance with his class.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

2.5.	To re-appoint Mr. Lior Vider as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or, if Proposal No. 3 is approved, until his term expires in accordance with his class.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

2.6.	To re-appoint Ms. Noa Matzliach as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders, or, if Proposal No. 3 is approved, until her term expires in accordance with her class.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

3.	To adopt the amended and restated articles of association, in the form attached as Exhibit A to the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

3a. In the event Proposal No. 3 for adoption of the amended and restated articles of association is not approved, to amend the Company’s current articles of association such that the maximum amount of indemnification payable by the Company to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of 25% of the Company’s Equity and $5,000,000, as set forth in Proposal No. 3a of the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

4.	To approve a reverse share split of the Company’s Ordinary Shares by a ratio of up to 20:1, to be effective at the ratio and on a date to be determined by the Board of Directors, and to amend our Amended Articles to effect such Reverse Split, or, in the event the Proposal No. 3 for adoption of the Amended Articles is not approved, to amend the Current Articles accordingly, as set forth in the Proposal No. 4 of the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

5.	To amend the Company’s Compensation Policy, as detailed in Proposal No. 5 of the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

5a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the amendment of the Compensation Policy, as set forth in the Proxy Statement?*

☐           YES             ☐           NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.

6.	Subject to approval of the Proposals No. 3 or 3a and 5 above, to approve the Amended Indemnity Letter, in the form attached as Exhibit B to the Proxy Statement, and to grant the Amended Indemnity Letter to the Company’s directors and office holders currently in the office, as well as those who will serve with the Company from time to time.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.